EXHIBIT 99.1

Press Release Dated August 5, 2010

Suncor Energy reports oil sands production numbers for July 2010

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports oil sands production numbers for July 2010

Calgary, Alberta (August 5, 2010) — Suncor Energy Inc. reported today that the company’s oil sands production during July averaged approximately 322,000 barrels per day (bpd). Year-to-date oil sands production at the end of July averaged approximately 260,000 bpd. Suncor is targeting average oil sands production of 280,000 bpd (+/- 5%) in 2010.

Production numbers include upgraded sweet and sour synthetic crude oil and diesel, as well as non-upgraded bitumen sold directly to the market, from all Suncor-operated facilities. Reported volumes do not include Suncor’s proportionate production share from the Syncrude joint venture.

On a monthly basis, Suncor reports production numbers from its oil sands operation in order to provide stakeholders with a more timely review of operational performance. These numbers are preliminary and subject to adjustment. Monthly totals may differ from the year-to-date total due to rounding, the impact of sales and changes in inventory. Production volumes will be confirmed when Suncor’s third quarter results are released.

This news release contains forward-looking statements, including an outlook production range of 280,000 (+/- 5%) bpd which is based on Suncor’s current expectations, estimates, projections and assumptions. Uncertainties in the estimate process and impact of future events may cause actual results to differ, in some cases materially, from our estimates. Assumptions are based on management’s experience and perception of historical trends, current business and operating conditions, anticipated future developments and other factors believed to be relevant to Suncor’s business. Assumptions for the Oil Sands 2010 full year outlook include implementing reliability and operational efficiency initiatives which we expect to minimize further unplanned maintenance in 2010. Some of the forward-looking statements may be identified by words such as “planned”, “expected”, “scheduled”, “targeted” and similar expressions. Readers are cautioned that actual results could differ materially from those expressed or implied by these forward-looking statements as a result of changes to Suncor’s plans and the impact of events, risks and uncertainties discussed in Suncor’s second quarter earnings release, current annual information form/form 40-F, current annual report to shareholders and other documents filed with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov. Readers are cautioned not to place undue reliance on such forward-looking statements.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Investor inquiries:	Helen Kelly 403-693-2048
Media inquiries:	403-920-8332

Suncor Energy Inc.
P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5
Website: www.suncor.com